Mark J. Wishner

Tel: 703-749-1352

Wishnerm@gtlaw.com

December 19, 2019

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Life Sciences

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Torney
Lisa Vanjoske
Irene Paik
Mary Beth Breslin

Re:	Scopus BioPharma Inc.
Draft Offering Statement on Form 1-A
Submitted November 15, 2019
CIK No. 0001772028

Ladies and Gentlemen:

On behalf of Scopus BioPharma Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated December 13, 2019, relating to the above-captioned Draft Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Offering Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original submission of the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and have provided the Company’s response to each comment immediately thereafter.

Draft Offering Statement on Form 1-A submitted November 15, 2019

Summary Our Drug Candidates, page 6

1.	We note your disclosure on pages 7 and 60 that your initial strategy is to "focus on indications that have been proven to be responsive to cannabinoids...." Please balance your disclosure by specifying that FDA has, to date, approved one cannabis-derived and three cannabis-related drug products.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1000 ■ McLean, Virginia 22102 ■ Tel 703.749.1300 ■ Fax 703.749.1301

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Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 59 of Amendment No. 1. In this regard, the Company respectfully submits that the addition is more appropriate in these locations in further balancing the disclosure.

Critical Accounting Policies and Estimates, page 51

2.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and features.

Response:

The Company advises the Staff that, as set forth in Amendment No. 1, the estimated offering price per each Series A Unit is $5.00.

Summary of Recent Equity Awards

As discussed with the Staff on December 17, 2019, during approximately the past year, the Company has completed or commenced arms-length, third-party private placement transactions of units consisting of one share of common stock and two warrants around the time it has granted options or issued warrants. The exercise price of each option granted or warrant issued during such period equaled the offering price of such units in a contemporaneous or the most recently preceding offering.

The table below sets forth the Company’s option grant and warrant issuances during approximately the past year.

Option Grant/Warrant Issuance Date	Number of Shares of Underlying Common Stock	Exercise Price
October 1, 2018 October 3, 2018 July 26, 2019 August 1, 2019 August 16, 2019	175,000 (options) 450,000 (warrant) 100,000 (options) 300,000 (option) 25,000 (option)	$1.50 $1.50 $3.00 $3.00 $3.00

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1000 ■ McLean, Virginia 22102 ■ Tel 703.749.1300 ■ Fax 703.749.1301

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Historical Determination of Option/Warrant Exercise Prices

For all periods prior to this offering, there has been no public market for the shares of common stock underlying the Company’s equity awards. For purposes of determining the exercise prices for options and warrants issued, the Company’s board of directors (the “Board”) primarily utilized the guideline transaction approach to determine the estimated fair value of the Company’s common stock in connection with the above grants and issuance. The Board determined this approach to be the most appropriate method to ascertain the estimated fair value of the common stock because the Company was in the process of completing substantially contemporaneous private offerings. The Board determined that the fair value of the common stock would equal the per unit price in connection with the arms-length, third-party private placement financings (the “Unit Price”), less the value of the warrants included in such units.  Thus, the fair value of the common stock would be less than the Unit Price.  By setting the exercise price for the options and warrants equal to the Unit Price, the exercise price of the options and warrants would be higher than the fair value of the common stock.

For example, the Company completed a private placement of units comprised of one share of common stock and two warrants on July 25, 2019 at a unit purchase price of $3.00 per unit (the “$3.00 Unit”).  The warrants included in the $3.00 Unit are the same as those currently being offered in a private placement of warrants by the Company for $0.50 per warrant.  Using the methodology discussed above, the fair value of the common stock at July 25, 2019 was $2.00 per share, or the $3.00 unit price less $1.00 in warrant value (two warrants valued at $0.50 per warrant).  The exercise price for the options granted and warrants issued ($3.00) contemporaneously therewith or shortly thereafter exceeds the fair value of the common stock ($2.00).

The Board also considered, in addition to the sale of the Company’s units to third-party investors in recent private equity financings, as described above, various objective and subjective factors as of each grant or issuance date in determining the Unit Prices for the private placement financings including:

•	Prosecution of the Company’s existing patent portfolio and related costs.
•	The status of the Company’s clinical development of its product candidates.
•	External market conditions affecting, and the trends within, the pharmaceutical and biotechnology sectors, including the cannabinoid pharmaceutical sector.
•	The Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results.
•	The Company’s negative cash flow and need for additional financing.
•	The lack of an active public market for shares of the Company’s common stock or other securities.
•	The likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1000 ■ McLean, Virginia 22102 ■ Tel 703.749.1300 ■ Fax 703.749.1301

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October 2018 warrant issuance and option grants

On October 1 and 3, 2018, respectively, the Company issued options to purchase 175,000 shares of common stock and granted a warrant to purchase 450,000 shares of common stock, each with an exercise price of $1.50 per share. The Board, in utilizing the guideline transaction approach, recognized that the Company was in the process of completing its private offering of $1.50 Units, which commenced on July 20, 2018 and was completed in the first quarter of 2019 (the “July 2018 Financing”). The Board determined on each applicable issuance and grant date that any developments during the period from the establishment of the $1.50 per unit offering price in the July 2018 Financing to October 3, 2018 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options and warrant. In this regard, the Board concluded that the fair value of the common stock equaled the unit price in connection with the July 2018 Financing, minus the fair value of the warrants included in such unit. Accordingly, the unit price was greater than the fair value of the common stock, and thus the exercise price of the options and warrant, which were equal to the corresponding unit price, were in excess of the fair value of the common stock. Since there was no new development during this period to suggest that a material change in valuation was warranted, the Board determined that an exercise price of $1.50 per share with respect to each issuance and grant made on October 1 and 3, 2018 was appropriate.

July and August 2019 Option Grants

From July 26, 2019 to August 15, 2019, the Company granted options on three occasions to purchase a total of 425,000 shares of common stock at an exercise price of $3.00 per share. The Board, in utilizing the guideline transaction approach, recognized that the Company was in the process of completing its private offering of $3.00 Units, which commenced on June 11, 2019 and was completed on July 25, 2019 (the “June 2019 Financing”). The Board determined on each applicable grant date that any developments during the period from the June 2019 Financing to August 15, 2019 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options. In this regard, the Board concluded that the fair value of the common stock equaled the unit price in connection with the June 2019 Financing, minus the fair value of the warrants included in such unit. Accordingly, the unit price was greater than the fair value of the common stock, and thus the exercise price of the options, which were equal to the corresponding unit price, were in excess of the fair value of the common stock. Since there was no new development during this period to suggest that a material change in valuation was warranted, the Board determined that an exercise price of $3.00 per share with respect to each grant made on July 26 and August 1 and 15, 2019 was appropriate.

Increase in Value between July 2019 and this $5.00 Series A Unit Offering

Subsequent to the completion of the June 2019 Financing, the Company’s business has further developed, resulting in an increase in the value of its equity securities, including pursuant to the events described below. The Company’s board of directors believes that these events constitute a reasonable basis for the pricing of the Company’s securities in this IPO.

•	Addition of Ashish P. Sanghrajka as President and Chief Financial Officer, who has an extensive background working with small and mid-sized healthcare companies (see his full biography in the Management section of Amendment No. 1 beginning on page 77).

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1000 ■ McLean, Virginia 22102 ■ Tel 703.749.1300 ■ Fax 703.749.1301

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•	Addition of Tim Ahfeldt to the Company’s Scientific Advisory Board.
•	Increased awareness of the Company by institutional investors, particularly healthcare-focused investors, due to Mr. Sanghrajka’s extensive relationships with healthcare investors;
•	Continued advancement of our pre-clinical programs for our proprietary combination of CBD and chloroprocaine, MRI-1867, our cannabinoid-based dual-action compounds and our novel derivatives of CBG and THCV.
•	Execution of a license agreement with Hebrew University in connection with the research being conducted under the Company’s Memorandum of Understanding with Dr. Tsvelikhovsky relating to the Company’s cannabinoid-based dual-action compounds and novel derivatives of CBG and THCV.
•	Preparation of materials in support of additional patent applications.
•	Increasing valuations being attributed to companies pursuing FDA approval for cannabinoid and/or endocannabinoid system targeting drug candidates in light of comments by the FDA regarding the potential negative side effects (e.g., potential liver toxicity) of CBD and the need for further testing of such compounds.
•	The Series A Units to be qualified in this offering will be freely tradable under Regulation A. The securities issued in our private placements, including the $3.00 Unit private placement, are subject to a lock-up agreement with the Company. The lack of transfer restrictions for the securities in this offering deserves a premium to the most recent private placement.

Financial Statements Notes to Financial Statements 6. Stock Options, page F-35

3.	You state "As of December 31, 2018, total unrecognized stock-based compensation expense of $112,290 is expected to be recognized over the remaining contractual term of 9.75 years." Please explain to us why you believe this complies with generally accepted accounting principles rather than recognizing stock-based compensation over the vesting period which is three years and revise as necessary.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-18 and F-36 to properly disclose that it is recognizing stock-based compensation over the three-year vesting period, which is consistent with the presentation on the facing sheets of the financial statements.

If our responses result in any additional comments, please contact the undersigned.

Sincerely,

/s/ Mark J. Wishner

cc: Robert J. Gibson

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1000 ■ McLean, Virginia 22102 ■ Tel 703.749.1300 ■ Fax 703.749.1301